August 17, 2012

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Hat, Inc.

Form 10-K for the Fiscal Year Ended February 29, 2012

Filed April 25, 2012

File No. 001-33162

Dear Mr. Gilmore:

Thank you for your letter dated August 6, 2012.

Pursuant to our conversation today, this letter confirms that we will submit our response on or before September 7, 2012.

We appreciate your consideration.

Sincerely,

/s/ R. Brandon Asbill
R. Brandon Asbill
Assistant General Counsel
Red Hat, Inc.

cc:	Joyce Sweeney

Staff Accountant

Securities and Exchange Commission